UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9028

NATIONWIDE HEALTH PROPERTIES, LLC

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	45-2040174 (I.R.S. Employer Identification Number)

10350 Ormsby Park Place, Suite 300 Louisville, Kentucky (Address of Principal Executive Offices)	40223 (Zip Code)

(502) 357-9000
(Registrant’s Telephone Number, Including Area Code)

Common Stock, $0.10 par value

8.25% Medium-Term Notes, Series D, due 2012

6.25% Notes due 2013

6.00% Notes due 2015

6.90% Medium-Term Notes, Series C, due 2037

6.59% Medium-Term Notes, Series C, due 2038

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.10 par value	1
8.25% Medium-Term Notes, Series D, due 2012	28
6.25% Notes due 2013	38
6.00% Notes due 2015	34
6.90% Medium-Term Notes, Series C, due 2037	5
6.59% Medium-Term Notes, Series C, due 2038	3

Pursuant to the requirements of the Securities Exchange Act of 1934, Nationwide Health Properties, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONWIDE HEALTH PROPERTIES, LLC

Date:	July 18, 2011	By:	/s/ Kristen M. Benson
		Name:	Kristen M. Benson
		Title:	Vice President and Secretary